Exhibit 99.1

News Release

For Immediate Release

WEST FRASER TO PARTICIPATE IN RAYMOND JAMES 43rd ANNUAL INSTITUTIONAL INVESTORS CONFERENCE

VANCOUVER, B.C., February 28, 2022 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that it will participate in the Raymond James 43rd Annual Institutional Investors Conference on Monday, March 7, 2022. Raymond James will host a conversation with Ray Ferris, West Fraser’s President & CEO, at 3:25 p.m. Eastern Time/12:25 pm Pacific Time. The event will be available via live webcast by accessing the Company website at www.westfraser.com. A replay of the webcast will also be available.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com